February 26, 2010

Howard H. Nolan
Chief Financial Officer
Bridge Bancorp, Inc.
P.O. Box 3005
2200 Montauk Highway
Bridgehampton, New York 11932

Re: Bridge Bancorp, Inc.
     Form 10-K for December 31, 2008
     File Number 0-30062

Dear Mr. Nolan:

        We completed our review of your Form 10-K and related materials and have no further comment.

        Please direct any questions to David Lyon at 202-551-3421, or to me at 202-551-3419.

                                                Sincerely,

                                                Christian Windsor
                                                Special Counsel

By FAX: Howard H. Nolan
              FAX number 631-537-1835